Exhibit (a)(1)(v)

Forms of Letters from the Fund to Shareholders

in connection with the Fund’s acceptance of tenders of Shares

[DATE], 2021

Dear Shareholder:

BMC Fund, Inc. (the “Fund”) has received and accepted for purchase your tender of some or all of your shares of beneficial interest in the Fund (your “Shares”). Therefore, you are entitled to receive1:

•	Initial Payment: An Initial Payment in an amount equal to at least ninety-five percent (95%) of the value of the purchased Shares based on the unaudited value of the Fund as of September 30, 2021, in accordance with the terms of the tender offer.

o	If your tendered Shares in the aggregate have a net asset value of less than $100,000 as of September 30, 2021, you will be paid solely in cash. Otherwise, the Fund will transfer to you on October 1, 2021: (a) marketable securities held by the Fund, which will be distributed to Shareholders generally on a pro rata basis; and (b) cash (including cash on hand and proceeds from the liquidation of investments held by the Fund).

•	Final Payment: You will also be entitled to a Final Payment in cash equal to the difference, if any, of: (a) the aggregate value of the repurchased Shares, as of September 30, 2021, after the annual audit of the financial statements of the Fund for the fiscal year ending October 31, 2021, minus (b) the Initial Payment.

If you are tendering only a portion of your Shares, you will remain a Shareholder of the Fund with respect to the portion of your Shares that have not been repurchased by the Fund.

Should you have any questions, please feel free to contact the Fund at c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645, telephone number (828) 758-6100.

Sincerely,

BMC Fund, Inc.

1 If you tendered only a portion of your Shares and the remaining portion of your Shares has an aggregate value of less than $10,000, the Fund’s Board of Directors has elected to repurchase the remainder of your Shares, in accordance with the terms of the tender offer.

[DATE], 2021

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from the repurchase of your shares in BMC Fund, Inc. (the “Fund”).

Because you have tendered, and the Fund has purchased some or all of your shares in the Fund, you have been paid an initial amount equal to ninety-five percent (95%) of the unaudited net asset value of the Shares as of September 30, 2021 (the “Initial Payment”). The Fund has transferred the following marketable securities held by the Fund to you at the brokerage account listed in your Letter of Transmittal:

Name of Security	Number of Shares	Aggregate Value of Shares

A cash payment of [$INSERT AMOUNT OF CASH] has also been wire transferred to the account designated by you in your Letter of Transmittal.

In addition to the Initial Payment described above, you will receive a payment (the “Final Payment”) in cash equal to the difference, if any, of: (a) the aggregate value of the repurchased Shares, as of September 30, 2021, after the annual audit of the financial statements of the Fund for the fiscal year ending October 31, 2021, minus (b) the Initial Payment. The Final Payment will be payable promptly after the completion of the Fund’s annual audit, which the Fund expects to occur on or before the end of December 2021.

Should you have any questions, please feel free to contact the Fund at c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645, telephone number (828) 758-6100.

Sincerely,

BMC Fund, Inc.

Enclosure

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